VIA EDGAR

February 25, 2009

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re.	Jackson Hewitt Tax Service Inc.

Form 10-K for Fiscal Year Ended April 30, 2008

Filed June 30, 2008

Form 10-Q for the Fiscal Period Ended October 31, 2008

File No. 1-32215

Dear Mr. Spirgel:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated February 11, 2009 relating to the above referenced filings of Jackson Hewitt Tax Service Inc. (the “Company”). For the convenience of the Staff, we have restated each of the Staff’s comments followed by our response.

Form 10-K for Fiscal Year Ended April 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 38

1.	In future filings, please provide an assessment of whether or not management expects that borrowing capacity under your credit facility, taking into account the financial covenants included therein, will provide sufficient liquidity to meet your cash needs during the next 12 months. Identify the material factors and uncertainties that could impact management’s expectation. Additionally, please explain to us why you chose to disclose your leverage ratio in your Form 10-K and your Form 10-Q for the quarter ended July 31, 2008, but did not disclose your leverage ratio in your Form 10-Q for the quarter ended October 31, 2008. Lastly, explain to us how your leverage ratio increased significantly from 2.8:2.0 at April 30, 2008 to 3.1:1.0 at July 31, 2008.

The Company acknowledges the Staff’s comment and will provide, in future filings, disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) pertaining to management’s expectations about whether the existing borrowing capacity under the $450 million credit facility, considering the Company’s ability to comply with the financial covenants contained therein, will provide sufficient liquidity to meet its cash needs during the next 12 months. Additionally, the Company will identify the material factors and uncertainties that could impact management’s expectations.

In filing the Form 10-Q for the quarter ended October 31, 2008, the Company decided to omit the leverage ratio because we believed the actual numerical disclosure was not required. Upon careful reconsideration of the relevance of this disclosure as related to the Company’s liquidity and in light of the Staff’s recent MD&A interpretative releases, the Company has decided to provide in our future filings the actual leverage ratio when we disclose the required covenants under the credit facility. Management respectfully notes for the Staff that Note 7, “Credit Facility,” of this filing provides a negative assurance with respect to compliance with such financial covenants as of October 31, 2008.

The leverage ratio of 2.8:2.0 at April 30, 2008 was a typographical error that should have been disclosed as 2.8:1.0. Despite this error, the actual leverage ratio continued to provide sufficient coverage compared to the required maximum consolidated leverage ratio of 3.0:1.0 for the respective reporting period as well as the amended higher ratio of 3.5:1.0 that was to become effective in the following fiscal quarter. Therefore, management concluded that the magnitude of the misstatement was not material and the judgment of a reasonable person relying upon the reported information would not have been changed or influenced by an amended filing to correct the actual leverage ratio.

Notes to Financial Statements

Note 11 Long-Term Debt and Credit Facilities, page 63

2.	In future filings please disclose when the $450 million credit facility is due or expires.

The Company acknowledges the Staff’s comment and will disclose in our future filings the expiration date of the $450 million credit facility in the applicable sections of the Company’s Notes to the Consolidated Financial Statements and MD&A.

***

In connection with responding to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (973) 630-0865.

Very truly yours,

/s/ DANIEL P. O’BRIEN
Daniel P. O’Brien
Executive Vice President and Chief Financial Officer